Ecopetrol announces the dates for the release of its first quarter

2026 earnings report and conference call

Bogota D.C., April 28, 2026

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) hereby announces that on Tuesday, May 12, 2026, it will release its financial and operational results for the first quarter of 2026, after market closes.

On Wednesday, May 13, 2026, the company’s management will hold a virtual earnings conference call, with simultaneous webcasts in Spanish and English, at the following times:

Conference Call
09:00 a.m. Colombia Time
10:00 a.m. New York Time

To participate in the conference call, please use the following link and select the preferred language for the webcast:

https://xegmenta.co/ecopetrol/registro-conferencia-de-resultados-1t-2026/

Participants will be able to submit their questions through the platform once the webcast has begun.

The earnings release, presentation, webcast and replay of the conference call will be available on Ecopetrol’s website at www.ecopetrol.com.co

To ensure proper access, participants are encouraged to verify in advance that their web browsers support normal webcast operation and that they are using the latest versions of Internet Explorer, Google Chrome and/or Mozilla Firefox.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co